Exhibit 99.1

Cardiome Reports First Quarter 2016 Financial Results

Cardiome to conduct conference call and webcast today,
May 13, 2016 at 8:00am Eastern (5:00am Pacific)

NASDAQ: CRME      TSX: COM

VANCOUVER, May 13, 2016 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for its first quarter ended March 31, 2016. Amounts, unless specified otherwise, are expressed in U.S. dollars and in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP).

Commenting on Cardiome's Q1, Dr. William Hunter, CEO, said "Q1 2016 unfolded as we expected it would. Revenue growth of 29% reflects the progress that we see in our commercial markets and we are extremely pleased with our recent license of XYDALBA from Allergan plc that was announced subsequent to quarter end. We anticipate our first commercial sales of XYDALBA this year and a larger commercial roll-out during 2017. BRINAVESS continues to grow as per our expectations and our recent product addition of ESMOCARD will start to have a positive impact on our results this year as well. We are also preparing for the potential Canadian launches of BRINAVESS and AGGRASTAT early in 2017, as well as TREVYENT in our territories after that. We are well on our way to executing our strategy of building a robust product portfolio consisting of stable revenue generating products coupled with proprietary high growth products, such as XYDALBA.  We hope to add more products to our portfolio in the near term that will shorten our path to profitability as we continue to be very active in business development activities."

Summary of Operations

Since the beginning of 2016 to date, Cardiome has:

•	Entered into an exclusive license agreement with Allergan plc for the rights to commercialize dalbavancin (branded DALVANCE® in the U.S. and Canada, XYDALBATM in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations, various Middle Eastern nations, and Canada.
•	Entered into a distribution agreement with Chong Kun Dang to commercialize BRINAVESS in South Korea
•	Announced that the European Medicines Agency approved Cardiome's request for a Centralized Review pathway for TREVYENT
•	Announced a share purchase agreement with Lincoln Park Capital Fund, LLC
•	Filed a marketing authorization application for intravenous vernakalant in the Kingdom Of Saudi Arabia
•	Filed an Orphan Drug Application for oral vernakalant with the United States Food and Drug Administration
•	Filed a base shelf prospectus and registration statement
•	Announced the publication of an independent study comparing BRINAVESS to IBUTILIDE in patients with recent-onset atrial fibrillation

Summary Results

Cardiome recorded a net loss of $1.2 million (loss per share of $0.06) for the three months ended March 31, 2016, compared to a net loss of $3.9 million (loss per share of $0.23) for the three months ended March 31, 2015. The decrease in net loss was due primarily to an increase in revenue.

Revenue for the three months ended March 31, 2016 was $7.1 million compared to revenue of $5.5 million for the three months ended March 31, 2015. The increase was due primarily to an increase in distributor sales. Gross margin increased to 79.9% for the three months ended March 31, 2016, compared to 77.7% for the three months ended March 31, 2015. The change in gross margin is primarily due to changes in customer mix.

Selling, general and administration ("SG&A") expense was $6.3 million for the three-month periods ended March 31, 2016 and March 31, 2015. During the three months ended March 31, 2016, there was a decrease to our stock-based compensation expense as a result of market fluctuations in our share price. SG&A expense for the three months ended March 31, 2015 included the reversal of certain expenditures that were accrued in prior quarters.

Interest expense was $0.4 million for the three months ended March 31, 2016, compared to $0.7 million for the three months ended March 31, 2015.  The decrease was due primarily to lower interest expense incurred on the senior secured term loan facility and deferred consideration.

Liquidity and Outstanding Share Capital

At March 31, 2016, the company had cash and cash equivalents of $11.5 million. As of May 12, 2016, there were 20,346,858 common shares issued and outstanding, and 1,466,657 common shares issuable upon the exercise of outstanding stock options (of which 1,037,883 were exercisable) at a weighted average exercise price of CAD $5.80 per share, and 130,441 restricted share units outstanding.

Conference Call

Cardiome will hold a teleconference and webcast on May 13, 2016 at 8:00am Eastern (5:00am Pacific). To access the conference call, please dial 416-764-8688 or 888-390-0546 and use conference ID 23150593. The webcast can be accessed through Cardiome's website at www.cardiome.com or through the following link:

http://event.on24.com/r.htm?e=1187904&s=1&k=216AB04EC0EC19933BCBE6520AEF35D3

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through June 13, 2016. Please dial 416-764-8677 or 888-390-0541 and enter code 150593 # to access the replay.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESSTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner AOP Orphan Pharma in select European markets. Cardiome has also licensed XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development state drug device combination that is under development for Pulmonary Arterial Hypertension, for Europe, the Middle East and for Canadian markets from Steadymed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2016 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CARDIOME PHARMA CORP.
Interim Consolidated Balance Sheets
(Unaudited)
(In thousands of U.S. dollars, except share amounts)

	March 31, 2016	December 31, 2015

Assets

Current assets:
Cash and cash equivalents	$11,537	$17,661
Restricted cash	2,669	2,196
Accounts receivable, net of allowance for doubtful accounts of $162 (2015 - $424)	8,415	6,814
Inventories	4,436	4,401
Prepaid expenses and other assets	1,786	1,408
Deferred tax asset	467	469
	29,310	32,949

Property and equipment	694	740
Intangible assets	13,763	14,221
Goodwill	318	318
	$44,085	$48,228

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$8,304	$10,488
Current portion of long-term debt, net of unamortized debt issuance costs	3,893	3,912
Current portion of deferred consideration	2,756	2,619
Current portion of deferred revenue	197	188
	15,150	17,207

Long-term debt, net of unamortized debt issuance costs	4,766	5,686
Deferred consideration	1,833	2,478
Deferred revenue	2,592	2,647
Other long-term liabilities	266	274
	24,607	28,292

Stockholders' equity:
Common stock	312,828	312,019
Authorized - unlimited number with no par value
Issued and outstanding – 20,356,848 (2015 – 20,147,337)
Additional paid-in capital	34,939	34,678
Deficit	(344,669)	(343,435)
Accumulated other comprehensive income	16,380	16,674
	19,478	19,936
	$44,085	$48,228

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(In thousands of U.S. dollars, except share and per share amounts)

	Three months ended
	March 31, 2016	March 31, 2015
Revenue:
Product and royalty revenues	$7,043	$5,472
Licensing and other fees	47	25
	7,090	5,497
Cost of goods sold	1,425	1,224
Gross margin	5,665	4,273
Expenses:
Selling, general and administration	6,268	6,327
Research and development	-	62
Amortization	528	541
	6,796	6,930
Operating loss	(1,131)	(2,657)

Other expense:
Interest expense	405	674
Other expense	224	69
Foreign exchange (gain) loss	(571)	380
	58	1,123
Loss before income taxes	(1,189)	(3,780)
Income tax expense	45	107
Net loss	$(1,234)	$(3,887)
Other comprehensive loss:
Foreign currency translation adjustments	(294)	(80)
Comprehensive loss	$(1,528)	$(3,967)

Loss per common share
Basic and diluted	$(0.06)	$(0.23)

Weighted average common shares outstanding
Basic and diluted	20,299,298	16,670,341

CARDIOME PHARMA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)

	Three months ended
	March 31, 2016	March 31, 2015
Operating activities:
Net loss	$(1,234)	$(3,887)
Items not affecting cash:
Amortization	528	541
Amortization of deferred financing fees	89	129
Write-down of inventory	-	95
Stock-based compensation expense (recovery)	(713)	465
Unrealized foreign exchange gain (loss)	(186)	380
Changes in operating assets and liabilities:
Restricted cash	(298)	-
Accounts receivable	(1,322)	2,237
Inventories	(35)	655
Prepaid expenses and other assets	(503)	(385)
Accounts payable and accrued liabilities	(1,489)	(4,339)
Deferred revenue	(47)	975
Other long-term liabilities	(8)	(34)
Net cash used in operating activities	(5,218)	(3,168)

Investing activities:
Purchase of property and equipment	(9)	(89)
Additions to intangible assets	(15)	(13)
Net cash used in investing activities	(24)	(102)

Financing activities:
Issuance of common stock	841	895
Share issue costs	(23)	(38)
Issuance of common stock upon exercise of stock options	-	264
Payment of deferred consideration	(508)	(1,047)
Repayment of long-term debt	(1,000)	-
Financing fees	(28)	-
Net cash provided by (used in) financing activities	(718)	74

Decrease in cash and cash equivalents during the period	(5,960)	(3,196)
Effect of foreign exchange rate changes on cash and cash equivalents	(164)	(320)
Cash and cash equivalents, beginning of period	17,661	12,708
Cash and cash equivalents, end of period	$11,537	$9,192

Supplemental cash flow information:
Interest paid	$320	$1,639
Net income taxes paid	34	259

SOURCE Cardiome Pharma Corp.

%CIK: 0001036141

For further information: David Dean, Cardiome Investor Relations, (604) 677-6905 ext. 311 or Toll Free: 1-800-330-9928, Email: ddean@cardiome.com

CO: Cardiome Pharma Corp.

CNW 07:00e 13-MAY-16